EXHIBIT 11.1

Exhibit 11 - Statement Re: Computation of Per share Earnings

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(Unaudited)
(in thousands except per share data)


                                 Three Months Ended   Three Months Ended   Six Months Ended   Six Months Ended
                                 March 31, 1997       March 31, 1998       March 31, 1997     March 31, 1998
Basic
   Average Common Shares
   Outstanding. . . . . . . . .                2,203                4,444              2,194              3,750

Net income available to
   common shareholders. . . . .                  265                  231                426                427

Per Share Amount. . . . . . . .  $               .12  $               .05  $             .19  $             .11

Diluted
   Average Common Shares
   outstanding. . . . . . . . .                2,203                4,444              2,194              3,750
   Net effect of dilutive stock
    options based on the
    treasury stock method using
    the average market price. .                  139                  155                146                189

Assumed conversion of
   Preferred Shares . . . . . .                  752                   --                752                229

Total . . . . . . . . . . . . .                3,094                4,599              3,092              4,168

Net income available to
   common shareholders. . . . .  $               265  $               231  $             426  $             427

Per share amount. . . . . . . .  $               .09  $               .05  $             .14  $             .10

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